Exhibit 99.1

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

ENCANA CORPORATION Corporate name / Dénomination sociale 434044-2 Corporation number / Numéro de société
I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier Director / Directeur 2015-05-12 Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Canada Business Corporations Act (CBCA)

FORM 4

ARTICLES OF AMENDMENT

(Sections 27 or 177)

1 – Corporate name

ENCANA CORPORATION

2 – Corporation number

4 | 3 | 4 | 0 | 4 | 4 |—| 2

3 – The articles are amended as follows: (Please note that more than one section can be filled out)

A: The corporation changes its name to:

B:   The corporation changes the province or territory in Canada where the registered office is situated to:

      To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment.

C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options).
Minimum number ☐ Maximum number ☐

D:  Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

The existing Schedule of Share Capital is hereby deleted in its entirety and replaced with the attached Schedule of Share Capital to allow for the following amendments to the Articles, pursuant to Sections 173(1) (d), (g) and (h) of the Canada Business Corporations Act:

a)             by changing all of the authorized Second Preferred Shares, of which there are no issued or outstanding shares, into First Preferred Shares;

b)             by redesignating the authorized First Preferred Shares as “Class A Preferred Shares”;

c)             by changing the maximum number of Class A Preferred Shares as set forth in the attached Schedule of Share Capital; and

d)             by changing the rights, privileges, restrictions and conditions presently attached to the Class A Preferred Shares to the rights, privileges, restrictions and conditions as set forth in the attached Schedule of Share Capital.

Note:  Misrepresentation constitutes an offence and, on summary conviction. a person Is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

IC 3069E (2013/07) Page 1 of 2

SCHEDULE OF SHARE CAPITAL

ENCANA CORPORATION

The Corporation is authorized to issue an unlimited number of Common Shares and a number of a class of preferred shares designated as Class A Preferred Shares, issuable in series (the “Class A Preferred Shares”), which shall be limited to a number equal to not more than twenty percent of the number of issued and outstanding Common Shares of the Corporation at the time of issuance of any such Class A Preferred Shares.

1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “board”) out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.	The rights privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

(a)	Directors’ Authority to Issue in One or More Series: The board may issue the Class A Preferred Shares at any time and from time to time in one or more series.

(b)

Terms of Each Series: Before the first shares of a particular series are issued, the board shall, subject to the limitation on the number of Class A Preferred Shares to be issued as set forth above, fix the number of shares in such series and shall determine, subject to any limitations set forth in these provisions as more fully set forth below, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation, the rate and amount of any dividends to be declared (which may be cumulative or non-cumulative and variable or fixed), the method of calculating such dividends and whether such rate, amount or method of calculation shall be subject to change(s) or adjustment(s) in the future (and the terms of such change(s) or adjustment(s)), the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such dividends shall accrue, the terms of redemption and/or purchase for cancellation, including the redemption price and other terms and conditions of redemption and/or purchase for cancellation, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any, and subject to paragraph (k) below) and the conversion or exchange rights (if any) and restrictions on payment of dividends on any shares other than the Class A Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation and any sinking fund, purchase fund or other provisions attaching thereto.

(c)	First Shares of Each Series: Before the issue of the first shares of a series, the board shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the board.

(d)	Ranking of Each Series of Class A Preferred Shares: No rights, privileges, restrictions or conditions attaching to a series of Class A Preferred Shares shall confer upon a series a priority over any other series of Class A Preferred Shares in respect of redemption, the payment of dividends, the return of capital or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The Class A Preferred Shares of each series shall rank on parity with the Class A Preferred Shares of every other series with respect to priority in redemption, the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)	Priority: Each series of Class A Preferred Shares shall have priority over the Common Shares and any other class of shares of the Corporation ranking junior to the Class A Preferred Shares, and each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, in each case with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(f)	Other Preferences: The Class A Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and over any other class of shares of the Corporation ranking junior to the Class A Preferred Shares as may be determined by the board.

(g)	Payment of Dividends: The holders of each series of Class A Preferred Shares shall be entitled to receive dividends as and when declared by the board in respect of such series of Class A Preferred Shares.

(h)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable to such holders as herein provided, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation.

(i)	Conversion Rights: No series of Class A Preferred Shares shall be convertible into Common Shares or any other class of shares of the Corporation but may be convertible into another series of Class A Preferred Shares.

(j)	Redemption: Each series of Class A Preferred Shares shall be redeemable by the Corporation on such terms as determined by the board.

(k)	Voting Rights: The holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the board shall determine otherwise, in which case voting rights shall only be provided in circumstances where the Corporation shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the board and set forth in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares.

(I)	Variation of Rights: The provisions of the Class A Preferred Shares and any series thereof may be amended or repealed at any time with such approval as may be required by law and, in the case of a series of Class A Preferred Shares, as may be required by such terms of such series as determined by the board.